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                        SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC 20549

                                    FORM 12b-25


                                               Commission File Number 1-9909


                            NOTIFICATION OF LATE FILING

                                 [x] Form 10-K

                     For Period:   Year Ended March 31, 1995


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


                          Part I.  Registrant Information

Full name of registrant:                ComFed Bancorp, Inc.
Address of principal executive office:  124 Mt. Auburn St., Suite 200N
City, State, and Zip Code:              Cambridge, Massachusetts 02138


                         Part II. Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[x] (b) The subject annual report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

[ } (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                               Part III.  Narrative

     Registrant is unable to file a Form 10-K Annual Report for the fiscal year ended March 31, 1995 by such form's due date without unreasonable effort or expense due to unexpected delays experienced by Registrant in settling claims involving the Registrant. These difficulties have delayed the final unwinding of the Registrant's affairs and the timely preparation of financial statements.


                            Part IV.  Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

          Jack C. Zoeller                  617              576-5704
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              (Name)                    (area code)    (telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months been filed?
                                                       [x] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [ } Yes [x] No

                               ComFed Bancorp, Inc.
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                   (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     June 30, 1995       By:         /s/ Jack C. Zoeller
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                                   Jack C. Zoeller
                                   President and Chief Executive Officer